June 26, 2009

Mr. David Lyon

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	Capital One Financial Corp.

Comments on Form 10-K for December 31, 2008

Dated June 16, 2009

File No. 001-13300

Dear Mr. Lyon:

This letter is to follow up on our telephone call of June 25, 2009, in which we discussed extending the deadline for responding to the Staff’s comments on our Form 10-K.

As we noted on the call, we did not receive the comment letter until June 22, 2009, and we require additional time to provide a thorough response. We note that next week includes the Fourth of July holiday, and that we are also completing our regular quarter-end processes. We will provide our response letter no later than July 15, 2009.

Please contact Tangela Richter at (703) 720-3249 with any questions.

Sincerely,

/s/ F. Aubrey Thacker
F. Aubrey Thacker
Senior Vice President
Chief Accounting Officer